Exhibit 99.2
SHL Telemedicine FY Results 2022 Presentation

Forward looking statements This presentation was prepared for the purpose of providing and presenting information in a summary only and cannot replace a review of the reports of SHL Telemedicine (hereinafter: "the Company"). Many of the statements included in this presentation, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in the Company’s Registration Statement on Form 20-F or most recent Annual Report on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; continued development, consumer acceptance and market adoption in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of COVID-19 and future pandemics and epidemics; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s ability to obtain adequate levels of insurance to cover potential losses; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. For the avoidance of doubt, it is clarified that the company does not undertake to update the information, in whole or in part, contained in this presentation, whether as a result of new information, a future event or for other reasons, except as required by law. It is also clarified that the company's plans and strategy contained in this presentation are correct at the time of their publication and can and will change in accordance with the decisions of the company's board of directors, as they will be from time to time, and/or due to their being dependent, in whole or in part, on third parties that are not under the control of the company as well as on additional risk factors to which the company is exposed . This presentation contains trade names, trademarks and service marks of other companies. The trade names, trademarks, and service marks of other parties are not used or displayed to imply a relationship with, or endorsement or sponsorship of, those other parties. 2

SHL Telemedicine at a glance Years of knowledge 30 SHL is a leading provider and developer of advanced telehealth technology and services with unmatched 30 years of medical & ECG data-base Listed on Nasdaq: SHLT Swiss Stock Exchange: SHLTN 27% increase in 2022 revenues(*) interactions and data 3M readings per year 24/7 telehealth monitoring global service capabilities Telemedicine centers in Israel and Germany Significant strategic partners in the US market 3 )*( compared to 2021 in constant currency, Please see Supplemental Information at end of presentation for a description of the basis of presentation of the constant currency amount calculations as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures

Senior management Yariv Alroy Co-Chairman Ehud Barak Co-Chairman Former Prime Minister of Israel Erez Nachtomy CEO Amir Hai CFO Jason Bottiglieri General Manager SHL Telemedicine USA Bernd Altpeter Managing Director SHL Germany Linus Drop Managing Director SHL Germany Yossi Vadnagra General Manager SHL Israel 4

2021-2022: “we said and we delivered” in all territories 5

2022 overview – Financial data(*) REVENUES $59m 27% Adjusted EBITDA(**) $4.1m 35% R&D Gross Expenses $7.2m Operational Cash Flow Break Even level Same as 2021 CASH On HAND $18.7m )*( compared to 2021 in constant currency, Please see Supplemental Information at end of presentation for a description of the basis of presentation of the constant currency amount calculations as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures (**) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures 6 CASH On Hand ~$30m Currently 31 December 2022

Germany – Telemedicine becoming Standard of care REVENUES $13.4m 16% Adjusted EBITDA(*) Population of 82 million insureds Four Break even largest Health Insurance each serve 5-10 million insureds With the supporting regulation, substantial part of the market expected to transfer to telemedicine Remote medical services such as: Virtual Visit and treatment of chronic patients, are becoming the Standard of Care https://www.bundesgesundheitsministerium.de/digital-healthcare-act.html 7 Revenues down due to loss of significant chronic contract to Philips in 2021, and delay in implementing new material contracts (*) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures

Germany – Back to growth SHL is the market leader in Germany and operates in a B2B model - managing and stabilizing chronic patients and saving costs for health insurers The company has agreements with leading health insurers, covering about 30% of the German health insurance market (about 25 million insured) Monitoring activity of Chronic Patients Expansion for additional diseases and additional health funds Cooperation with BNK - the German association of cardiologists in private practice across Germany 8 Fixed Pay Per Patient Per Period

Germany – Virtual Visit service: Penetrating a market of about 800 million annual physical doctor visits In Germany - an average of 10 physical visits per person to a doctor each year (*) Won a pan-European tender published by BARMER in summer of 2022 for the virtual visit service - a new 7-year contract. Commercial service started April 2023 The virtual visit service is already available to 12.4 million BARMER and AOK PLUS insureds throughout Germany Successfully fending major players like Teladoc, and a path for growth of this activity, including with additional health insurances (*) https://www.statista.com/statistics/-launna/236512 /1991-ecnis-ynamreg-ni-atipac-rep-stisiv-rotcod 9 Pay Per Use

USA - Penetration through unique technology

- Thousands of SmartHeart units already in use
- A unique personal full 12 Lead ECG, FDA cleared, in hospital quality (12 Lead is the Gold Standard) within 30 seconds, without the assistance of a medical professional. From anywhere in the world, at any time
- Patented technology.
  SmartHeart is a registered Trademark

REVENUES
$0.5m

Adjusted EBITDA(*)
$(3.0)m



Perform ECG
Ready
Right
Left
Preview

Cloud based

ECG repository

24/7 ecg review center

Provider portal

USA cardiologist network

SHL Telemedicine

(*) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures smartheart 10

USA - faster progress than planned Increase in uses of the SmartHeartplatform Already FDA cleared 510(k) process for OTC clearance Appointed CEO for SHL USA with increased activity in all channels 11

Israel – High contribution to the company's profitability and cash flow Revenues B2C model about $40 $45.1m Average monthly fees 51% Adjusted EBITDA(*) $12.6m 25% Subscribers on service About50,000 6 years – average subscription length sale of cardiac monitoring services to consumers: personal 12 Lead ECG devices for transmission of remote medical data, 24/7 telemedicine center, Mobile Intensive Care Units in coverage areas B2B model: Over 100institutional customers Mediton Group is a leading B2B healthcare services provider in Israel to the largest and leading companies in Israel, government institutions, the Ministry of Defense, National Insurance, health funds and insurance companies 12 )*( Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures

Financials – P&L (in million) In USD million (except per share amount) FY 2022 FY 2021cc* Revenue for the period 59.0 46.4 Revenue by territories Germany 13.4 16.0 Israel 45.1 30.0 Others 0.5 0.4 Adjusted EBIT(**) (3.0) 1.4 Adjusted EBITDA(**) 4.1 6.4 Net Income (loss) 0.2 (13.3) EPS (Basic) attribute to equity holders (0.01) (1.00) 13 20,000 24,000 28,000 32,000 36,000 40,000 44,000 48,000 52,000 56,000 60,000 64,000 2021 2022 Revenue - 2,000 4,000 6,000 8,000 2021 2022 R&D Gross Expenses 2,000 3,000 4,000 5,000 6,000 7,000 2021 2022 Adjusted EBITDA(**) )*( compared to 2021 in constant currency, Please see Supplemental Information at end of presentation for a description of the basis of presentation of the constant currency amount calculations as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures (**) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures

Financials – Balance Sheet and Cash Flow (in millions) In USD million FY 2022 FY2021 Cash and cash equivalents(*) 4.5 14.8 Short term bank investments 14.2 17.2 Total cash and short-term investments 18.7 32.0 Short term bank debt 2.2 1.8 Long term bank debts 13.0 17.2 Total debts 15.2 19.0 Capital and reserves 128.7 129.9 Accumulated deficit (73.0) (73.0) Total Equity 55.7 56.9 Increase (Decrease) in cash and short-term investments (13.3) 21.4 Operational cash flow (0.1) 0.2 14 (*) Currently ~$30m after cash from exercise of investors’ options in Jan-Feb 2023 20 40 60 80 100 120 140 2021 2022 Total Assets

2021-2022: “we said and we delivered” in all territories 15

2023 – expected events constant increase in the use of Virtual Visits Agreements with additional health funds for Virtual Visit services Publication of results study for use of Continued implementation of B2B model – Tier 1 customers Obtain FDA OTC clearance Start of B2C sales Increased profitability 16

Thank You SHL telemedicine

Supplement Information 18 Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures Key figures (as reported): in USD million (except per share amounts) FY2022 FY2021 % change Revenues for the period 59.0 49.6 19 Revenues Revenues • Germany • Israel • Rest of the World 13.4 45.1 0.5 17.9 31.2 0.5 (25) 45 - LBIT (5.2) (0.5) EBITDA* 2.0 5.0 (60) Net profit (loss) 0.2 (13.9) EPS (Basic loss) (0.01) (1.00) Operatingcash flow (0.1) 0.2 In the table below, 2021 results have been presented at 2022 constant currency1 exchange rates. Management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period Adjusted key figures (in constant currency1 ) in USD million FY2022 FY2021 % change Revenues 59.0 46.4 27 Revenues • Germany • Israel • Rest of the World 13.4 45.1 0.5 16.0 30.0 0.4 16 51 0 Adjusted EBIT / (LBIT)** (3.0) 1.4 Adjusted EBITDA *** 4.1 6.4 (35) **Adjusted EBIT: Please see the Adjusted EBITDA and Adjusted EBIT Table below. ***Adjusted EBITDA: Please see the Adjusted EBITDA and Adjusted EBIT Table below

Supplement Information 19 (1) Constant currency – to enable meaningful comparison between 2022 and 2021 results, 2021 results are also presented at 2022 constant currency exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures (2021 results are presented also in 2022 constant currency exchange rates1 ) The Company believes Adjusted EBITDA and Adjusted EBIT provide useful information regarding the Company’s financial and operating performance. Adjusted EBITDA and Adjusted EBIT are not IFRS or U.S. GAAP measures. You should not construe Adjusted EBITDA and Adjusted EBIT as alternatives to operating profit or cash flows from operating activities determined in accordance with IFRS or U.S. GAAP or as a measure of liquidity. Adjusted EBITDA and Adjusted EBIT are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies 2022 2021 2021(CC) Net profit (loss) 215 (13,924) (13,286) Financial expenses (income), net (6,478) 12,972 12,469 Tax expenses 1,097 455 473 Depreciation and amortization expense (including impairment) 7,134 5,501 4,947 EBITDA 1,968 5,004 4,603 Share-based compensation 1,757 1,306 1,256 Non- recurring expenses 416 548 493 Adjusted EBITDA 4,141 6,858 6,352